Exhibit 12.1

Computation of Ratio of Earnings To Fixed Charges

	Successor Company	Predecessor Company
	Period from March 15 to December 31,	Period from January 1 to March 14,	For the Years Ended December 31,
	2004	2004	2003	2002	2001	2000
Net income (loss) before taxes	$(16,814)	$(12,453)	$17,971	$15,244	$13,032	$10,845
Fixed Charges:
Interest Expense	13,597	2,513	13,119	12,402	13,015	14,084
Interest Factor of Operating Rents	271	70	334	290	316	313
Total Fixed Charges	$13,868	$2,583	$13,453	$12,692	$13,331	$14,397
Adjusted Earnings	$(2,946)	$(9,870)	$31,424	$27,936	$26,363	$25,242
Ratio of Earnings to Fixed Charges	(a)	(a)	2.3	2.2	2.0	1.8

(a) Earnings in 2004 were insufficient to cover fixed costs.